EXHIBIT 99.1

Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) Issue of Securities to Director and Long Term Incentive Award

ST. HELIER, Jersey, March 25, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) announces that following the maturing of a long term incentive plan award on March 23, 2019 (i) a total of 53,087 securities in the Company have been issued to Caledonia’s Chief Financial Officer, Mark Learmonth, and (ii) the Company has made a new long term incentive plan award to him.  The securities have been issued in the form of depositary interests representing shares in the Company.  Mr Learmonth now holds 149,775 depositary interests which represents an interest in approximately 1.39% of the share capital of the Company.

Application has been made by Caledonia for the admission of the depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on March 28, 2019.

Following issue of the shares underlying the depositary interests, the Company has a total number of shares in issue of 10,749,904 common shares of no par value each.  Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Further details of the transaction are set out in the notification below.

Caledonia also announces that the Compensation Committee of the board of directors has made a new long term incentive plan award under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”), as approved by shareholders on 14 May 2015, to Mr Learmonth with a grant value of USD170,000.

The award is in the form of Performance Units (“PSUs”) as defined in the Plan and constitutes the combined “Tranche 4 PSUs” and “Tranche 5 PSUs” in respect of 2019 and 2020 as set out in the announcement of the Company made on January 12, 2016.  The vesting date for the PSUs shall be January 11, 2022 in order to align with the vesting date of awards granted to other members of senior management on January 11, 2019.

The number of PSUs awarded is equal to the monetary value of the award divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being the greater of (i) the closing price of Caledonia’s shares on the Toronto Stock Exchange on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the Toronto Stock Exchange for the five days preceding the date of the award, converted to the USD equivalent based on the CAD/USD exchange rate for the 3 months immediately preceding the valuation date, i.e. approximately USD6.01.

The final number of PSUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of targeted gold production. If actual performance is less than 70% of target, no PSUs will vest; if actual performance is greater than 70% of target, the number of vesting PSUs will be adjusted pro rata on a linear basis, subject to a maximum of 200% of the initial target PSUs. Each PSU entitles the participant to receive the cash equivalent of the Fair Market Value of one Caledonia common share on the maturity of the award or alternatively to elect to receive some or all of the PSUs in the form of securities in the Company.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		CAD8	53,087
d)	Aggregated information - Aggregated volume - Price	53,087 CAD8
e)	Date of the transaction	23 March 2019
f)	Place of the transaction	AIM of the London Stock Exchange plc